Exhibit 99.1

Industry industre Canada Canada Certificate of Arrangement Canada Business Corporations Act TALISMAN ENERGY INC. SOCIETE D’ENERGIE TALISMAN INC. Corporate name(s) of CBCA applicants I Denomination(s) sociale(s) de la ou des societes LCSA requerantes I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the Canada Business Corporations Act. Certificat d’arrangement Loi canadienne sur les societes par actions 753029-3 Corporation number(s) I Numero(s) de la ou des societes JE CERTIFIE que l’arrangement mentionne dans les clauses d’arrangement annexees a pris effet en vertu de !’article 192 de la Loi canadienne sur les societes par actions. Virginie Ethier Director I Directeur 2015-05-08 Date of Arrangement (YYYY-MM-DD) Date de !’arrangement (AAAA-MM-JJ) Canada